Exhibit 99.1

Wearable Devices Awarded Continuation Patent Covering Neural Gesture Interface Advancements

Newly Granted U.S. Patent Enhances Seamless Gesture Recognition for Natural, Touchless Control in AR, Smart Devices and Wearable Interfaces

YOKNEAM ILLIT, ISRAEL, Aug. 04, 2025 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced that the United States Patent and Trademark Office has granted a continuation patent under the Company’s foundational patent titled “Gesture and Voice-Controlled Interface Device.”

This continuation patent expands the scope of protection around Wearable Devices’ proprietary neural interface technologies, reinforcing its leadership in intuitive, natural user interactions across next-generation digital ecosystems.

Traditional gesture-based systems often struggle to interpret user intent due to the lack of clear initiation and termination signals, resulting in the need for clunky workarounds, such as special buttons, dual-hand inputs or limiting real-time control. Similarly, voice-controlled devices rely on “wake words,” creating friction in the user experience.

The newly granted patent provides a novel solution: a method to accurately extract start and end points from continuous gestures, enabling devices to recognize genuine intent and support seamless control gestures like pinch-to-zoom, volume adjustment, object resizing, and spatial manipulation - all without physical contact or voice triggers.

“With this continuation patent now granted, we’ve fortified the intellectual property around our gesture recognition engine, ensuring our users enjoy the most fluid and intuitive control experience possible,” said Guy Wagner, co-founder, President and Chief Scientific Officer of Wearable Devices. “This is a critical step as we embed these capabilities across a range of platforms, from extended reality (“XR”) headsets to smart home devices.”

This innovation is ideally suited for use in:

•	Augmented Reality (“AR”) and XR headsets.

•	Gesture-controlled consumer electronics and smart devices.

•	Wearable controllers utilizing cameras, Inertial Measurement Unit sensors or EMG-based muscle activity detection.

The continuation patent further supports the Company’s vision of enabling a world where natural human intent seamlessly bridges into digital systems, unlocking richer user experiences and more accessible technology for all.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a pioneering growth company revolutionizing human-computer interaction through its AI-powered neural input technology for both consumer and business markets. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s innovative products, including the Mudra Band for iOS and Mudra Link for Android, enable seamless, touch-free interaction by transforming subtle finger and wrist movements into intuitive controls. These groundbreaking solutions enhance gaming and the rapidly expanding AR/virtual reality (VR)/XR landscapes. The Company offers a dual-channel business model: direct-to-consumer sales and enterprise licensing. Its flagship Mudra Band integrates functional and stylish design with cutting-edge AI to empower consumers, while its enterprise solutions provide businesses with the tools to deliver immersive and interactive experiences. By setting the input standard for the XR market, Wearable Devices is redefining user experiences and driving innovation in one of the fastest-growing tech sectors. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq under the symbols “WLDS” and “WLDSW,” respectively.

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Investor Relations Contact

Michal Efraty
IR@wearabledevices.co.il